333 South Hope Co. LLC

Financial Statements as of December 31, 2012 and 2011 and for the three years ended December 31, 2012, Financial Statement Schedule and Report of Independent Registered Public Accounting Firm

Index to Financial Statements

Page Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Balance Sheets as of December 31, 2012 and 2011	2

Statements of Operations for the years ended December 31, 2012, 2011 and 2010	3

Statements of Changes in Member’s Equity for the years ended December 31, 2012, 2011 and 2010	4

Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010	5

Notes to Financial Statements	6-12

Financial Statement Schedule	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

333 South Hope Co. LLC

New York, New York

We have audited the accompanying balance sheets of 333 South Hope Co. LLC (the "Company") as of December 31, 2012 and 2011, and the related statements of operations, changes in member’s equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index to Financial Statements. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

New York, New York

June 12, 2013

333 South Hope Co. LLC
Balance Sheets
(Amounts in US Dollars)

	December 31,	December 31,
	2012	2011
Assets
Real Estate at cost:
Land	$54,163,337	$54,163,337
Building and improvements	345,186,464	344,408,496
Tenant improvements	41,427,532	44,103,297
	440,777,333	442,675,130
Less accumulated depreciation	(52,478,832)	(49,272,263)
Real Estate, net	388,298,501	393,402,867
Cash and cash equivalents	3,819,759	5,591,036
Due from affiliates	968,306	1,437,982
Accounts receivable, net of allowance of $0 and $79,617	966,270	693,834
Deferred rent receivable	20,154,510	14,381,681
Intangible assets, net of accumulated amortization of $15,833,544 and $20,006,917	16,987,080	20,392,977
Deferred charges net of accumulated amortization of $8,827,802 and $9,806,573	16,009,794	17,804,089
Prepaid and other assets net of accumulated amortization $863,114 and $339,693	8,867,511	6,444,190
	$456,071,731	$460,148,656

Liabilities and Member's Equity
Mortgage note payable	$218,063,451	$221,743,578
Accounts payable, accruals and other liabilities	13,417,189	11,978,749
Deferred revenue	11,991	193,485
Intangible liabilities net of accumulated amortization of $7,918,005 and $7,952,215	6,093,634	7,533,855
Total Liabilities	237,586,265	241,449,667
Commitments and Contingencies
Member's equity	218,485,466	218,698,989
	$456,071,731	$460,148,656

See notes to financial statements

2

333 South Hope Co. LLC
Statements of Operations
(Amounts in US Dollars)

	Year ended December 31,
	2012	2011	2010

Revenue
Rental income	$31,917,670	$32,231,411	$34,419,129
Operating expense recoveries	17,630,704	17,923,309	18,310,746
Parking income	7,363,886	6,991,844	6,632,204
Other income	2,432,807	2,801,878	2,792,998
Total revenues	59,345,067	59,948,442	62,155,077

Expenses
Real estate taxes	5,576,158	5,122,179	5,156,900
Cleaning	2,289,572	2,266,299	2,319,855
Utilities	3,918,422	4,022,428	4,023,506
Repairs and maintenance	3,201,440	3,300,552	3,181,498
Elevators	631,660	630,522	658,520
Security and fire	1,912,237	1,885,758	1,816,322
Building management	1,651,200	1,528,096	1,472,178
Insurance	3,153,172	2,970,172	3,311,508
Parking and garage	681,370	615,586	567,568
Management fees	1,697,013	1,852,467	1,792,372
Depreciation and amortization	16,219,321	17,566,673	16,624,701
Other	438,019	570,395	221,492
Total expenses	41,369,584	42,331,127	41,146,420
Operating income	17,975,483	17,617,315	21,008,657

Interest income	167	1,633	3,245
Interest expense	(12,448,468)	(12,651,953)	(12,810,214)
Net Income	$5,527,182	$4,966,995	$8,201,688

See notes to financial statements

3

333 South Hope Co. LLC
Statements of Changes in Member's Equity
(Amounts in US Dollars)

	Year ended December 31,
	2012	2011	2010

Total Member's equity, beginning of year	$218,698,989	$224,747,721	$225,474,478
Distributions to Member	(5,740,705)	(11,015,727)	(8,928,445)
Net income	5,527,182	4,966,995	8,201,688
Total Member's equity, end of year	$218,485,466	$218,698,989	$224,747,721

See notes to financial statements

4

333 South Hope Co. LLC
Statements of Cash Flows
(Amounts in US Dollars)

	Year ended December 31,
	2012	2011	2010

Cash Flows from Operating activities:
Net income	$5,527,182	$4,966,995	$8,201,688
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,219,321	17,566,673	16,624,701
Amortization of debt discount	518,534	500,620	481,259
Amortization of tenant inducements	523,421	136,986	-
Amortization of value of above/below market leases	(1,323,404)	(1,488,496)	(1,106,200)
Straight-lining of rental income	(5,772,830)	(230,977)	(4,643,089)
Bad debt expense	-	61,588	-

Changes in operating assets and liabilities:
Deferred leasing costs	(621,451)	(5,021,472)	(97,981)
Due from affiliates	469,676	1,019,208	539,324
Accounts receivable	(272,436)	554,383	255,162
Prepaid and other assets	(2,946,741)	(2,451,987)	1,664
Accounts payable, accruals and other liabilities	1,311,878	2,127,240	2,082,397
Deferred revenue	(181,494)	(362,652)	(364,305)

Net cash provided by operating activities	13,451,656	17,378,109	21,974,620

Cash Flows from Investing activities:

Additions to real estate	(5,283,566)	(3,548,101)	(5,583,813)

Net cash used in investing activities	(5,283,566)	(3,548,101)	(5,583,813)

Cash Flows from Financing activities:

Mortgage repayments	(4,198,662)	(4,011,463)	(3,801,665)
Distributions to Member	(5,740,705)	(11,015,727)	(8,928,445)

Net cash used in financing activities	(9,939,367)	(15,027,190)	(12,730,110)

Net (decrease) increase in cash and cash equivalents	(1,771,277)	(1,197,182)	3,660,697
Cash and cash equivalents, beginning of year	5,591,036	6,788,218	3,127,521

Cash and cash equivalents, end of year	$3,819,759	$5,591,036	$6,788,218

Supplemental cash flow information:
Cash paid for interest	$11,945,416	$12,132,615	$12,342,413

Supplemental non-cash information:
Accrued capital expenditures	$939,934	$320,530	$378,974

Accrued deferred leasing costs	$-	$1,931,429	$-

See notes to financial statements

5

333 South Hope Co. LLC

Notes to financial statements

1.	Organization

The Bank of America Plaza (the “Property”) is a 1,421,711 square-foot office and retail building located in Los Angeles, California.

The Property is owned by 333 South Hope Co. LLC (the “Company” or “Borrower”), a Delaware limited liability company, which is a wholly owned subsidiary of TRZ Holding IV, LLC (“TRZ”). TRZ is a wholly owned subsidiary of Brookfield Office Properties Inc., a publicly traded real estate company (“Brookfield”).

2.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America which requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates are required in the determination of future cash flows and probabilities in assessing net recoverable amount and net realizable value, depreciation and amortization and fair value for disclosure purposes.

The Company operates in a single reportable segment.

Significant Accounting Policies

Real Estate: Land is carried at cost. Building and improvements are recorded at historical cost and are being depreciated on a straight-line basis over the estimated useful life of the building which is 60 years with an estimated salvage value of 5%. Tenant improvements that are determined to be assets of the Company are recorded at cost; amortization is recorded to amortization expense on a straight-line basis over the term of the related lease.

Furniture, equipment and certain improvements are depreciated on a straight-line basis over periods up to 10 years.

Upon acquisition of real estate, the Company assesses the fair value of acquired assets (including land, buildings and improvements, identified intangibles, such as acquired above and below-market leases, acquired in-place leases and tenant relationships) and acquired liabilities and allocates the purchase price based on these assessments. The Company assesses fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information and records acquired intangible assets (including acquired above-market leases, tenant relationships and acquired in-place leases) and acquired intangible liabilities (including below-market leases) at their estimated fair value. The value of the acquired above market and below market leases are amortized and recorded as either a decrease (in the case of above market leases) or an increase (in the case of below market leases) to property rental revenue over the remaining term of the associated lease. The value of tenant relationships is amortized over the expected term of the relationship, which includes an estimated probability of the lease renewal. The in-place lease value is amortized as an expense over the remaining life of the leases. Amortization of tenant relationships and in-place leases is included within depreciation and amortization line item on the statement of operations.

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Real estate is reviewed for impairment if events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. In such an event, a comparison is made of the current and projected operating cash flows of the Property into the foreseeable future on an undiscounted basis, to the carrying amount of the real estate. Such carrying amount would be adjusted to its fair value, if necessary, to reflect impairment in the value of the asset. The Company assesses fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Projections of future cash flow take into account the specific business plan for the Property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. Management of the Company believes no impairment of the Property existed at December 31, 2012 and 2011.

Cash and cash equivalents: Cash and cash equivalents include all cash and short-term investments with an original maturity of three months or less. To date, the Company has not experienced any losses on invested cash. At December 31, 2012 and 2011 the Company had no short-term investments.

Deferred costs: Direct financing costs are deferred and are being amortized over the term of the mortgage payable on the basis that approximates the effective interest method and are included in interest expense. All other deferred charges, primarily, leasing commissions incurred relating to leasing activities are deferred and amortized on a straight-line basis over the terms of the related leases.

Prepaid and other assets: Prepaid and other assets include prepaid insurance, deferred charges and tenant inducements. Any amounts paid to a tenant for improvements owned or costs incurred by the tenant are treated as tenant inducements. Amortization of tenant inducements is recorded on a straight-line basis over the term of the related lease as a reduction of the rental revenues.

Revenue recognition: The Company has the following revenue sources and revenue recognition policies:

•	Rental Income – rental income from leases providing for periodic increases in base rent is recognized on a straight-line basis over the non-cancellable term of the respective leases. Differences between rental income and the contractual amounts due are recorded as deferred rent receivable.

•	Operating expense recoveries – recoveries of operating expenses and real estate taxes recognized in the period the expenses are incurred.

Allowance for doubtful accounts: The Company periodically evaluates the collectability of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under the lease agreements. The Company also evaluates the deferred rent receivable balance to consider if an allowance is necessary. This receivable arises from earnings recognized in excess of amounts currently due under the lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates. As of December 31, 2012 and 2011, The Company had $0 and $79,617 respectively in allowances for doubtful accounts. In addition, as of December 31, 2012 and 2011 no allowance for deferred rent receivable was necessary.

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Income taxes: The Company is not subject to federal, state and local income taxes; accordingly, the Company makes no provision for income taxes in its financial statements. The Company’s taxable income or loss, which is different than financial statement income or loss, is reportable by the Member.

The Company recognizes tax benefits from uncertain tax positions when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold. The Company had no unrecognized tax benefits at the beginning or end of December 31, 2012. The Company does not expect its unrecognized tax benefits balance to change in the next 12 months. The Company’s 2009 2010 and 2011 tax years remain open due to the statute of limitations and may be subject to examination by federal, state and local tax authorities.

Concentration of risks: The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable. Management routinely assesses the financial strength of its tenants and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The Company places its cash investments with federally insured institutions. Cash balances with any one institution may at times be in excess of the federally insured limits. The property is located in Los Angeles, California, and this concentration imposes on the Company certain risks, including local economic conditions, which are not within management’s control.

Accounting for conditional asset retirement obligations; The Company has evaluated whether it has any conditional asset retirement obligations, which are a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, the Company would be required to recognize a liability and corresponding asset for the fair value of conditional asset retirement obligation if the fair value can be reasonably estimated.

Recently Issued Accounting Literature

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Update No. 2011-04, Fair Value Measurements (Topic No. 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU No. 2011-04”). ASU No. 2011-04 provides a uniform framework for fair value measurements and related disclosures between GAAP and International Financial Reporting Standards (“IFRS”) and requires additional disclosures, including: (i) quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs, for Level 3 fair value measurements; (ii) fair value of financial instruments not measured at fair value but for which disclosure of fair value is required, based on their levels in the fair value hierarchy; and (iii) transfers between Level 1 and Level 2 of the fair value hierarchy. The adoption of this update on January 1, 2012 did not have a material impact on the Company’s financial statements, but resulted in additional fair value measurement disclosures (See Note 5 -Fair Value Measurements).

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3.	Intangible assets and liabilities

The following table summarizes the intangible assets and intangible liabilities as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011

Intangible assets
In-place leases	$4,519,912	$7,639,006
Tenant relationships	28,242,836	30,140,060
Above market leases	57,876	2,620,828
	32,820,624	40,399,894
Less accumulated amortization	(15,833,544)	(20,006,917)
Total intangible assets, net	$16,987,080	$20,392,977

Intangible liabilities
Below market leases	$14,011,639	$15,486,070
Less accumulated amortization	(7,918,005)	(7,952,215)
Total intangible liabilities, net	$6,093,634	$7,533,855

Amortization of acquired below-market leases, net of acquired above-market leases resulted in an increase to rental income of $1,323,404, $1,488,496 and $1,106,200 for the years ended December 31, 2012, 2011 and 2010, respectively. Estimated annual amortization of acquired below-market leases, net of acquired above-market leases for each of the five succeeding years commencing January 1, 2013 is as follows:

Year ended December 31,:
2013	1,269,270
2014	1,181,804
2015	1,173,852
2016	1,071,559
2017	928,346
Thereafter	68,608
$5,693,439

Amortization of all other identified intangible assets (a component of depreciation and amortization expense) was $3,289,080, $4,335,917 and $3,602,257 for the years ended December 31, 2012, 2011 and 2010, respectively. Estimated annual amortization of all other identified intangible assets including acquired in-place leases and tenant relationships for each of the five succeeding years commencing January 1, 2013 is as follows:

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3.	Intangible assets and liabilities (continued)

Year ended December 31,:
2013	2,725,528
2014	2,648,186
2015	2,512,018
2016	2,313,089
2017	1,681,640
Thereafter	4,706,424
$16,586,885

4.	Mortgage notes payable

In August 2004, the Company entered into two non-recourse mortgage notes in an aggregate amount of $242,000,000 consisting of a $192,000,000 mortgage note from Morgan Stanley Mortgage Capital Inc., which bears a fixed interest rate of 5.0626%, and a $50,000,000 mortgage note from Metropolitan Life Insurance Company, which bears a fixed interest rate of 6.26% (the “Mortgage Notes”). The Mortgage Notes mature on September 7, 2014. The Company may refinance the maturing debt as it comes due or choose to repay it.

Under the terms of the Mortgage Notes the Company is required to make monthly payments of interest through September 2006. Beginning in October 2006, the Company is required to make monthly payments of principal and interest of $1,345,000. The Mortgage Notes are cross-collateralized by the Property and cross-defaulted. The Mortgage Note also requires that we maintain certain financial covenants. At December 31, 2012 and 2011, we were in compliance with all such financial covenants.

The Company amortizes debt discount over the remaining debt term utilizing the effective interest method. Debt discount of $518,534, $500,620 and $481,259 has been amortized into interest expense during 2012, 2011 and 2010, respectively. As of December 31, 2012 and 2011, the unamortized debt discount was $913,119 and $1,431,653, respectively.

Principal repayments of the Mortgage Notes for the next two years are as follows:

Year ended December 31,:
2013	4,464,547
2014	214,512,023
Total principal repayment	218,976,570

5.	Fair Value Measurements

ASC 820, Fair Value Measurement and Disclosures defines fair value and establishes a framework for measuring fair value. The objective of fair value is to determine the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels: Level 1 – quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities; Level 2 – observable prices that are based on inputs not quoted in active markets, but corroborated by market data; and Level 3 – unobservable inputs that are used when little or no market data is available. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value.

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Financial Liabilities not measured at Fair Value

Financial liabilities that are not measured at fair value on our consolidated balance sheets include the mortgage payable. The fair value of our mortgage payable is calculated by discounting the future contractual cash flows of these instruments using current risk adjusted rates available to borrowers with similar credit ratings, which are provided by a third-party specialist. The fair value of mortgages payable is classified as Level 2. As of December 31, 2012 and 2011 the carrying amounts and fair value of our mortgage payable were $218,063,451 and $226,207,162, and $221,743,578 and $231,857,973, respectively.

6.	Rental Income

Future minimum rental income (on a non straight-line basis), to be received under non-cancelable tenant operating leases in effect at December 31, 2012 for each of the next five years and thereafter are as follows:

Years ending December 31,
2013	26,674,601
2014	27,545,259
2015	28,903,385
2016	29,999,527
2017	30,106,459
Thereafter	89,897,387
$233,126,618

7.	Accumulated Other Comprehensive Income

As of December 31, 2012, 2011 and 2010 the Company had no amounts included in other comprehensive income and accumulated other comprehensive income.

8.	Related party transactions

The Company entered into an arrangement with a corporation, which is affiliated through common ownership with the Company’s Member, under which the affiliate is to provide property management and various other services. Management fees are based on 3.0% of operating revenue (as defined). Costs and fees incurred to such affiliate, which are included in operating expenses, are as follows:

	2012	2011	2010
Management fees	$1,697,013	$1,852,467	$1,792,372
General, administrative and reimbursable expenses	633,896	582,802	500,743
Insurance	3,153,172	2,970,172	3,311,507
Leasing fees	228,039	2,273,392	32,600

As of December 31, 2012, a non–interest bearing receivable of $968,306, which consists of cash transfers in the amount of $3,000,000 offset by costs incurred by related parties on our behalf in the amount of $2,031,694, is due on demand from TRZ Holdings II LLC, a company under common control.

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As of December 31, 2011, a non–interest bearing receivable of $1,437,982, which consists of cash transfers in the amount of $3,000,000 offset by costs incurred by related parties on our behalf in the amount of $1,562,018, is due on demand from TRZ Holdings II LLC., a company under common control.

Insurance premiums are paid by Brookfield Properties Holdings LLC (“BPHI”), a parent company of Brookfield Financial Properties LP. The cost is allocated to the Company which then fully reimburses BPHI.

9.	Commitments & contingencies

Litigation

The Company may be subject to pending legal proceedings and litigation incidental to its business. In our opinion after consultation with legal counsel, the outcome of such matters, including the matter referred to below, is not expected to have a material adverse effect on our financial position, results of operations or cash flows.

Insurance

The Property is covered under an insurance policy entered into by Brookfield that provides all risk property and business interruption for Brookfield’s commercial portfolio with an aggregate limit of $1.5 billion per occurrence. In addition the property is also covered by a terrorism insurance policy that provides aggregate coverage of $4.0 billion for all for Brookfield’s U.S. properties. To the extent an act or acts of terrorism produce losses in excess of the limits in place the resulting loss could have a material effect on the Company’s financial statements. The Company has reviewed its mortgage loan agreement and is in compliance, in all material respects, with the contractual obligations regarding terrorism insurance contained therein.

Environmental

The Property contains asbestos and although the asbestos is contained in accordance with current environmental regulations, the Company’s practice is to remediate upon the renovation or redevelopment of the Property. Accordingly, the Company has determined that this meets the criteria for recording an asset retirement obligation in the aggregate amount of $523,605 and $512,818 as of December 31, 2012 and 2011, respectively which is included in “Accounts payable, accruals and other liabilities” on the Company’s balance sheets. There can be no assurance that the identification of new areas of contamination, changes in the extent or known scope of contamination, or changes in cleanup requirements would not result in significant costs to us.

10.	Subsequent events

Subsequent to December 31, 2012, and through June 12, 2013 the date through which management evaluated subsequent events and on which the financial statements were available for issuance, management has concluded that there were no subsequent events to be disclosed.

*********

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333 South Hope Co. LLC

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

December 31, 2012

	Column A	Column B	Column C	Column D
Description	Balance at Beginning of Year	Additions Charged Against Operations	Uncollectible Accounts Written-off	Balance at End of Year

Year Ended December 31, 2012:
Allowance for doubtful accounts	$79,618	$-	$(79,618)	$-

Year Ended December 31, 2011:
Allowance for doubtful accounts	$18,030	$61,588	$-	$79,618

Year Ended December 31, 2010:
Allowance for doubtful accounts	$18,030	$-	$-	$18,030

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